Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) and Lojas Americanas S.A. (“LASA”) inform to their stockholders and the market in general that they have formalized certain readjustments to the structure of the association as finalized in 2005, which resulted in the constitution of FAI – Financeira Americanas Itaú S.A. Crédito Financiamento e Investimento (“FAI”) for the exclusive offering, distribution and commercialization of the products or services of Itaú Unibanco or its affiliates through the distribution channels of LASA.

The readjustments to the structure of the association reflect the new realities of the Brazilian credit market. All agreements related to the association have been consolidated in a single agreement to expire on 2026 in order to standardize and unify the pertinent conditions. Pursuant to the new agreement, LASA will receive approximately R$10 million from Itaú Unibanco. In addition, for a period of 5 years, Itaú Unibanco shall pay additional compensating fees to LASA in the form of quarterly payments if the conditions for a minimum profitability of FAI not be reached.

Itaú Unibanco and LASA thus underscore their commitment to the success of FAI, which represents an important element in the strategy of the companies in their respective segments.

São Paulo-SP, March 14, 2011.

Alfredo Egydio Setubal Investor Relations Officer Itaú Unibanco Holding S.A.	José Timotheo de Barros Investor Relations Officer Lojas Americanas S.A.